Contact

www.linkedin.com/in/je-design
(LinkedIn)
emdac.org (Portfolio)
alcoems.org (Portfolio)

Top Skills

Website Building

Multimedia

Graphic Design

Publications

Analyze EMD Data to Create a
Safer, More Efficient Response

Neighborhood Poverty and 9-1-1
Ambulance Contacts

Joshua English

Founder at okom wrks labs, Mycelium monk
Solana Beach, California, United States

Summary

Artist and designer in San Diego. I grow the world's strongest
mycelium based composite material. Visit structuralmycelium.co to
learn more.

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Experience

okom wrks labs
Founder/CEO
August 2018 - Present (6 years 3 months)
San Diego, California, United States

I founded okom wrks labs in 2018 to be a part of the vanguard of designers
and engineers looking to biology in order to create a new generation of
regenerative composite materials.

In partnership with fungi, my company has developed the world's strongest
mycelium based biocomposite (mycocomposite). The three main components
are hemp hurd as structure (an agricultural waste product), mycelium as a
matrix (self-replicating vegetative body of fungi), and cotton for a little nano
magic. The other components are a plant based blend of nutrients...this
material is 100% biological...no synthesized this or extracted that...living
materials that are grown, not   made. Oh yeah, and it can be used in
structural/load-bearing applications!

AvroKO
Designer
August 2019 - February 2020 (7 months)
San Francisco, California

ESO Solutions
1 year 9 months

Customer Success Manager
August 2017 - July 2018 (1 year)
San Ramon, California

Working with ED Medical Directors and EMS Medical Directors to ensure that the power of Health Data Exchange is being used to its fullest potential. Identifying areas where data can be utilized to improve prehospital care in the community.

Product Manager
November 2016 - August 2017 (10 months)

Product Manager for the Data Platform at ESO Solutions. Tasked with building the future of EMS data analytics and visualizations.

Alameda County Health Care Services Agency
EMS Coordinator
December 2007 - November 2016 (9 years)
San Leandro, California

+ Contract Compliance Officer
+ Edit and produce Field Manual for paramedics and EMTs
+ Develop training material for paramedics and EMTs
+ Produce and edit regular podcasts for ALCO EMS
+ Dispatch center liaison

American Medical Response
2 years 11 months

Clinical Specialist
September 2007 - December 2007 (4 months)

Oversee clinical educational services and quality management for one of the largest ambulance providers in one of the busiest EMS systems in the nation.

Field Training Coordinator
March 2006 - September 2007 (1 year 7 months)

Oversee all aspects of training and educational development. Design and implement training programs for all field employees. Ensure quality training programs are effective and consistent with standards of care for one of the largest ambulance providers in one of the busiest EMS systems in the nation.

Paramedic
February 2005 - March 2006 (1 year 2 months)

Provide advanced life support for patients in Alameda County.

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Education

Academy of Art University

Interior Architecture and Design · (2014 - 2018)

International School of Tactical Medicine

TEMS, Tactical Medicine · (2012 - 2012)

Wilderness Medical Associates

WALS, Wilderness Advanced Life Support · (2011 - 2011)

National College of Technical Instruction

Professional License, EMT-Paramedic · (2004 - 2005)

National College of Technical Instruction

Technical Certificate, EMT-Basic Training · (2002 - 2002)